UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

GRIT BXNG AT HOME, INC.

(Exact name of issuer as specified in its charter)

Delaware	85-2913334
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9 East 16th Street, New York, New York, New York	10003
(Address of principal executive offices)	(Zip Code)

212-727-2077

(Phone)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

i

In this Annual Report, the term “Grit Bxng,” “we,” “us,” “our,” or “the Company” refers to Grit Bxng at Home, Inc. a Delaware corporation.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING, WITHOUT LIMITATION, THE RISKS OUTLINED UNDER “RISK FACTORS” INCLUDED IN OUR OFFERING STATEMENT ON FORM 1-A (FILE NO. 024-11392) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 2021, AND QUALIFIED BY THE COMMISSION ON MARCH 3, 2021, AS AMENDED AND SUPPLEMENTED BY POST-QUALIFICATION AMENDMENTS TO DATE, AND MATTERS DESCRIBED IN THIS ANNUAL REPORT GENERALLY. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT WILL IN FACT OCCUR. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Important factors related to forward-looking statements may include, among others, assumptions regarding:

●	our limited operating history;

●	our auditor’s issuance of a going concern;

●	we have limited financial information publicly available and the financial information we do have shows a history of losses.

●	we may have to incur indebtedness or issue new equity securities and, if we are not able to obtain additional capital, our ability to operate or expand our business may be impaired;

●	our lack of capital and need for additional financing to accomplish our business and strategic plans;

●	our material dependence on our Chief Executive Officer and senior management team;

●	our ability to attract and retain customers;

●	intense competition in the home-fitness industry could negatively impact our revenue growth and profitability;

●	the ability to retain the value of our brands;

●	severe weather conditions, outbreaks of pandemic or contagious diseases, threats of terrorist attacks or other conditions that cause disruptions in our supply and delivery chains;

●	dependence on a limited number of third-party suppliers for equipment and certain products and services;

ii

●	the ability to properly protect our intellectual property, or infringing on the intellectual property of others;

●	the use of social media may adversely impact our reputation or subject us to fines or other penalties;

●	negative publicity about our celebrity investors or spokespersons could negatively affect our business;

●	the failure to comply with applicable privacy, security and data laws, regulations and standards;

●	security and privacy breaches may expose us to liability and cause us to lose customers;

●	claims related to health or safety risks of our products;

●	changes in legislation or requirements related to electronic fund transfer, or our failure to comply with existing or future regulations;

●	risks related to ACH, credit card and debit card payments we accept;

●	regulatory changes in the terms of credit and debit card usage, including any existing or future regulatory requirements;

●	outsourcing certain aspects of our business could result in disruption and increased costs;

●	disruptions and failures involving our information systems could cause customer dissatisfaction;

●	our growth or changes in the industry could place strains on our management, employees, information systems and internal controls;

●	investment in our securities is speculative and there can be no assurance of any return on any such investment;

●	there is no guarantee we will raise any funds at all which would impair our ability to implement our business strategy in full;

●	our management has broad discretion to determine how to use the proceeds received from our Regulation A Offering, and may use them in ways that may not enhance our operating results or the price of our shares;

●	investors will experience the immediate and substantial dilution in the book value of their investments;

●	future sales of our securities will dilute the ownership interest of current shareholders;

●	our executive officers, directors and their affiliates may exert control over us and may exercise influence over matters that are not subject to approval by our shareholders;

●	our failure to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us or our business could be harmed;

●	we do not anticipate declaring any cash dividends in respect of our shares of common stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

iii

Item 1. Business

Overview

GRIT BXNG At Home LLC (“we,” “us,” “our,” “our company” or “GRIT”) is focused on entering into the interactive fitness platform and products market. Our parent company, Work Hard Play Hard Train Hard, Inc. (“Work Hard”) operates a boxing fitness studio called GRIT BXNG. Differentiated by its fun social atmosphere, efficient and motivating workouts and original unique trainers and classes, Work Hard created a community of various fitness levels and skills in New York City that extended beyond its fitness classes. As the COVID-19 pandemic hit the U.S in March 2020, Work Hard felt compelled to stay connected with its customer base by bringing the GRIT BXNG experience that we developed at our physical location to the homes of our community members and beyond. Our goals are to (i) provide a unique technology-enabled fitness experience that inspires our members to stay physically fit, (ii) build a connected community of trainers and members that together reinforce the idea of community and mutual support through physical activity, and (iii) to change people’s relationship with exercise by creating a technology-enabled fitness product that doesn’t feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our GRIT BXNG At Home product, (the “Product”) is being designed to offer a full body workout of various lengths and levels of difficulty with the aim of building strength and confidence. Our GRIT classes, instruction, and platform, utilize high intensity interval training with a state of the art sound system, video screen, sensors, software and a line of inspirational trainers to tie it all together so our customers can get a full-body workout on their own time and in the comfort of their own home. We believe that music, our technology enabled product together with our platform, trainers and original videos, are the differentiating factors that allow for the creation of a vibrant social community.

With our at-home fitness product, GRIT EPIQ, we intend to combine an exhilarating health and fitness program with portals for diet and body, sleep and recovery, meditation, mental health, and lifelong learning to bring holistic wellness to consumers’ homes in a sleek, fun and social way.

Our Vision

In December 2019, an outbreak of the novel coronavirus (COVID-19) disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world and causing governments to institute a lockdown or other similar measures to slow infection rates. With the current rise in infection and death rates across the country and the world, people are spending the majority of their time at home, working and learning, in environments typically not conducive to mental and physical fitness for a variety of reasons. We have dedicated our company to improving the mental and fitness well-being of our communities and customers during this time with our vision of an all-inclusive, at-home, fun, stress relieving, affordable and technology enabled at-home fitness product.

The world’s consumer habits, fitness and social interaction has been profoundly altered by COVID-19. We have all been forced to adapt to an unfamiliar, socially distanced environment that has taken a heavy toll on our levels of mental and physical health. There are many reasons so many of us are sedentary, but most behavioral scientists agree that our attitudes about exercise play a defining role. In 2020 through the present date, the shift from in-person studio and gym fitness to at-home, technology focused and connected fitness personalized products has been significant. For example, Peloton ended the Q2 FY 2022 with 2.77 million Connected Fitness Subscriptions (total members growing to over 6.6 million) representing 66% year-over-year growth (Q2 FY 2022 highlights). Twenty-two percent of U.S. health clubs and studios have closed permanently since the COVID-19 pandemic began. In 2019, a mere 7% of consumers used live streamed workouts. During COVID-19, this increased to over 80%. And many consumers don’t plan to stop—43% expect to go back to their previous routines and add pre-corded videos and/or live streaming, post COVID-19.

GRIT is designed to bring at-home fitness to the next level. We expect that through our technology focus and unique experience, our extraordinary workout and community more and more people will be drawn to our products.

The GRIT workout

GRIT is developing an at-home, technology focused fitness product and platform that provides community members with a full body workout which is a unique training regimen. The workouts are aimed at maximizing results and minimizing injuries while providing convenience to members. Our fitness product and platform offer several training programs at varying levels of difficulty, time and skill combinations for dynamic, fun and efficient workouts. Our professional instructors and original programs combined with our unique at-home technology focused fitness product, allows for the creation of a variety of workouts for both novice and experienced boxers alike. Participants are provided with the tools to help develop strength, endurance and speed. Each program seeks to help our athletes tone their bodies and strengthen their core with a variety of cardio and strength training exercises.

Why GRIT BXNG

A differentiated Experience - At GRIT, we believe we have the differentiating factors that will allow us to create a vibrant social online community in an entertainment and technology driven, multi-layered fitness experience. We believe that we stand out with our planned proprietary training programs, celebrity trainers, DJ curated playlists, social media influencers in the fitness space and technologically advanced product. GRIT is designed to make working out fun, convenient and efficient. We plan to have the impact of a lifestyle brand and make every GRIT user feel like they are part of a unique community.

Our Product

On November 3, 2020, we entered into the Product Development Agreement with Industrial Design LLC to design our Product. We believe that the capabilities and experience of Industrial Design, coupled with the experience of our management team, will coalesce to create a product that provides customers and its users with a unique and exciting experience. Our product is being designed to provide a full body workout for all levels.

We intend to begin creating original content to compliment the Product led by world class trainers that will be synced with music to provide the user with the same experience we successfully provided to the members of Work Hard’s fitness studios. Our original content will include classes, along with high intensity “game” like workouts, synced to music. Each user will have their own profile stored in the Product, so that everyone in a household may enjoy the incredible workout the Product provides.

With the coronavirus outbreak, everyday interactions we once took for granted, such as going to a fitness studio for a group class or going to a traditional gym, have been altered. Additionally, with more people working from home, some permanently, people are spending more of their time indoors behind a desk in more cramped quarters than ever before. Coupled with our already heightened sedentary lifestyle, depression, obesity and alcoholism have all risen in 2020. We believe those who have maintained an exercise regimen at home will likely choose not to join a traditional fitness studio or gym once the pandemic ends and would rather create home workouts, saving both time and money. We also intend to market the Product to those who have not maintained their exercise regimen, and those looking for a way to become more active.

The Product should provide our customers with a studio style fitness of a workout once believed to be uniquely required to do at a gym with a trainer, in the convenience of their home.

Because we have not yet fully developed the Product it is difficult to determine the price per unit.

Scalable Business Model

We expect to build the GRIT products overseas with the ability to ship the Product to our consumers in the United States. We expect we will have to source the materials for our products from all over the world. We intend to build each product in minimum initial quantities until our sales increase. We intend to build each machine in Asia.

Management Team

Our management team has a combined 70 years of experience in entrepreneurship, and direct marketing. Below is a description of our management team’s experience and how we intend to utilize that experience to manufacture, promote and grow our products and user base.

Our Social Media Presence and Celebrity Spokespersons

We intend to promote our products and platform through on our own social media platforms, traditional ad campaigns, through the platforms of influencers who we may engage in the future, through word of mouth and celebrity spokespersons.

Work Hard currently has an endorsement agreement with Pitbull as a celebrity endorser for the parent company. Pitbull and Tony Robbins are also celebrity investors in the parent company. We intend to leverage Work Hard’s spokespersons’ reach, fans/followers on social media, and influencer campaigns to promote the Product.

Large and Attractive Market

We believe the at-home fitness product and platform market is highly attractive given its scale, growth dynamics and consumer trend and given the outbreak of the COVID-19 pandemic and the resulting quarantine. The global at-home fitness equipment market was valued at $5,545 million in 2019, and is projected to reach $11,459 million by 2027, registering a CAGR of 7.8% from 2021 to 2027.

Our Revenue Model

The Product has not yet been fully developed and therefore our sales margin, product cost, including labor, costs for raw materials, shipping and marketing costs is not determinable at this time. To date, we do not have any Product orders. Our current plans are to mass produce the Product in large quantities in order to take advantage of quantity discounts.

Additionally, we intend to sell accessories that will integrate with the Product as well as a subscription service for classes and original content to utilize in conjunction with the Product. We have not yet determined the price for the subscription service, which will depend on the cost for the original content, the software involved and other production costs.

Product Development Agreement

On November 3, 2020, we entered into the Product Development Agreement with Industrial Design pursuant to which, in exchange for Industrial Design designing a high-tech full body workout device or devices for our Product, we have agreed to the following compensation arrangement:

●	The payment of $75,000 cash upon execution of the Product Development Agreement, all of which has been paid;

●	The Issuance of an option to purchase $50,000 worth of shares of Work Hard’s common stock upon execution of the Product Development Agreement at its latest funding valuation, with an expiration that is five years from the grant date and an exercise price to be determined by the Board on the grant date;

●	The Issuance of an option to purchase the Company’s common stock upon delivery and acceptance by us of a manufacturable design with an expiration that is five years from the grant date and at an exercise price to be determined by the Board on the grant date

●	Aggregate additional cash fees of up to $110,000 upon the achievement of the following milestones; and

o	Delivery and acceptance by us of a manufacturable design

o	Upon the Initial Closing of our Regulation A Offering

●	A royalty fee on all net sales of the Product in the low single digits.

●	Options to purchase shares of our common stock at an exercise price to be determined on the grant date by our Board and an expiration date that is five years from the grant date, with such options to be issued after the second anniversary of the introduction of the Product, upon the achievement of the sale of 10,000 Products;

Upon any breach of the Product Development Agreement, Industrial Design will not be entitled to retain any of the payments, options or equity in Work Hard or GRIT BXNG. We have also agreed to pay Industrial Design for any additional services, such as software developments.

Software Development Agreement

In June 2021, the Company entered into a Software & Digital Engagement Statement of Work (“SOW”) with SweatWorks LLC, a digital development agency for the fitness industry, to provide hardware and software development services for our EPIQ Product. Pursuant to this SOW we have paid SweatWorks $388,750 to date. In October 2021, we amended the SOW to include additional supplemental services from Sweatworks in consideration of the issuance of 250,000 shares of our common stock, of which 62,500 shares vested upon execution of the amendment and the balance of shares vests quarterly in 62,500 increments in Q1, Q2 and Q3 of 2022.

Since its inception in 2012, SweatWorks has grown from a fitness app company to a multi-faceted, multi-discipline, digital agency with offices around the world. Led by CEO Mohammed Iqbal, the company works with some of the largest brands in the fitness and wellness category, including Spartan, SoulCycle, CLIMBR and CITYROW.

Sweatworks will bring its expertise to develop the software and technology behind EPIQ, which will tap into technology not currently in the at-home fitness marketing, including the largest touchscreen interface currently on the market, a 3-camera Artificial Intelligence recognition system, and interactive 2-way communication between the user, the trainer, and other users in a live setting.

Trademarks

Our parent company, Work Hard, has developed, and we utilize, registered trademarks in our business, particularly relating to our corporate and product names. Work Hard owns the trademarks “GRITBOXING” and “GRITBXNG” that are registered with the U.S. Patent and Trademark Office. In April 2021, the Company filed with the United States Trademark Office to trademark “EPIQ” (No. 90639389) and “GRIT EPIQ” (No. 90639371) for at-home fitness. In December 2021, the USPTO Examiner provided preliminary approval for publication for opposition of both marks. In February 2022, both marks cleared the standard opposition period following publication. The Company expects its applications to be allowed on an “Intent to Use” basis in due course.

Registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered trademark in connection with a similar product in the same channels of trade by any third-party in the respective country of registration, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs.

We also claim ownership and protection of certain product names, unregistered trademarks, and service marks under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is used. We believe these trademarks, whether registered or claimed under common law, constitute valuable assets, adding to recognition of our brands and the effective marketing of our products. We intend to maintain and keep current all our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete.

We intend to protect our legal rights concerning intellectual property by all appropriate legal action. Consequently, we may become involved from time to time in litigation to determine the enforceability, scope, and validity of any of the foregoing proprietary rights.

The U.S. Fitness Industry

A 2018 study by the Physical Activity Council (PAC) claims millennials are the most active generation. The report, which surveyed 30,999 Americans, divided different generations into five activity levels, ranging from “active to a healthy level” to “inactive.” According to the report, nearly half of millennials (ages 19 to 38) participated in high-calorie-burning activities and just 25% are sedentary. In 2020, 68.7 percent of Millennial respondents from the United States stated that they participated in fitness sports, making them the generation with the highest participation rate. Fidelity has found, for example, that more millennials consider mental and physical health an essential expense than did baby boomers and Gen Xers. Millennials account for 28% of total health club members, according to the IHRSA Health Club Consumer Report.

Competition

The market for connected and technology-enabled fitness products has become highly competitive in recent years and continues to become more competitive. There are generally two types of at-home fitness services, the streaming service and the at-home connected service. Streaming services allow subscribers to stream original content workouts via the internet for a monthly fee. At-home connected fitness products provide an actual product. While there is a plethora of streaming services in the at-home fitness industry, the connected, technology enabled product market is still developing. Peloton Interactive, Inc. (“Peloton”) is currently the leader in this space, which combines their products with the ability to stream original content, such as spin and running classes. Peloton had about $3.1 billion in revenue for the year ending June 30, 2021. Considering we are at an early stage in our development, we do not yet compete with Peloton’s products or services but do intend to provide a similar service with our Product. Other competitors in the connected and technology-enabled fitness products include MIRROR Interactive Home Gym, FightCamp, Tonal, Tempo, Echelon, Hydrow, NordicTrack, and Liteboxer. Each of these companies have already developed products with which we intend to compete with.

We believe that we will successfully compete on the basis of our differentiated fitness experience and our premium brand. Additionally, we believe that our culture of service and our focus on community differentiates us from our competitors and will allow us to strengthen customer loyalty. Not only will we compete for customers, but we will also compete for trainers. These competitive conditions may limit our ability to develop original content, attract new customers and attract and retain qualified personnel, among others.

The number of competitor products continue to grow. These products may attract customers away from the Product and services.

Marketing

We will rely heavily on social media and internet marketing. We intend to use a grassroots marketing strategy to build brand awareness and drive consumers to our website and Product. We will create excitement for our brand by engaging directly with consumers through our celebrity spokespersons and original marketing content. We intend to accept pre-orders for the Product and create other marketing campaigns. We intend to use different marketing strategies and promotions to appeal to both women and men as well as a broad age group. It is our customer experience that will drive word- of-mouth marketing, which will encourage customers to try our Product.

We intend to maintain an active social media program utilizing the marketing experience of our management team. Work Hard has leveraged its celebrity investors on social media and we anticipate leveraging the same for the Product. Several of our trainers, who will be influencers, will do the same for the Product. In addition, we intent to take a proactive approach to public relations through national, local and trade media outlets.

Management Information Systems

Our management information systems will provide a full range of business process support and our support center teams. More importantly, we expect that our connected and technology-enabled Product will rely on our management information systems to a high degree. We will need to create state of the art cyber security systems to protect the private information of our customers and subscribers. Our systems should provide us with enhanced operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business and feedback to improve.

Human Capital

As of April 1, 2022, our only employees are our founders, Bill Zanker and Ediva Zanker, each of which are full-time employees.

Legal Proceedings

There are no pending legal proceedings against us.

Our Corporate History

GRIT BXNG At Home LLC was formed in August 2020 as a limited liability company in Delaware. On December 3, 2020 we filed a certificate of conversion with the Secretary of State of the State of Delaware converting our Company into a corporation and changed our name to GRIT BXNG AT HOME, INC. Our parent company is Work Hard Play Hard Train Hard, Inc.

Our Corporate Information

Our principal executive offices are located at 9 East 16th Street, New York, NY 10003, and our telephone number is (212) 727-2077. Our website address is www.gritbxng.com. Information contained in our website does not form part of this Form 1-K Report and is intended for informational purposes only.

Description of Property

We do not own or lease any real property. We currently share an office with Work Hard, our parent company, without cost. We anticipate that the space is adequate for our current purposes.

Litigation

The Company has no litigation pending and the management team is not aware of any pending or threatened legal action relating to the Company business, intellectual property, conduct or other business issues.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

We are focused on entering into the interactive fitness platform and products market. Our parent company, Work Hard Play Hard Train Hard, Inc. (“Work Hard”) operates a boxing fitness studio called GRIT BXNG. Differentiated by its fun social atmosphere, efficient and motivating workouts and original unique trainers and classes, Work Hard created a community of various fitness levels and skills in New York City that extended beyond its fitness classes. As the COVID-19 pandemic hit the U.S in March 2020, Work Hard felt compelled to stay connected with its customer base by bringing the GRIT BXNG experience that we developed at our physical location to the homes of our community members and beyond. Our goals are to (i) provide a unique technology-enabled fitness experience that inspires our members to stay physically fit, (ii) build a connected community of trainers and members that together reinforce the idea of community and mutual support through physical activity, and (iii) to change people’s relationship with exercise by creating a technology-enabled fitness product that doesn’t feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our GRIT BXNG At Home product, (the “Product”) is being designed to offer a full body workout of various lengths and levels of difficulty with the aim of building strength and confidence. Our GRIT classes, instruction, and platform, utilize high intensity interval training with a state of the art sound system, video screen, sensors, software and a line of inspirational trainers to tie it all together so our customers can get a full-body workout on their own time and in the comfort of their own home. We believe that music, our technology enabled product together with our platform, trainers and original videos, are the differentiating factors that allow for the creation of a vibrant social community.

We were formed in August 2020 and have little to no operating history, therefore our results of operations described herein may not be indicative of our results of operations in subsequent years and/or quarters. Your ability to analyze and compare our results of operations is therefore significantly limited. Our operating results for the years ended December 31, 2021 and 2020 have been significantly impacted by COVID-19

Results of Operations

Year ended December 31, 2021 compared to the year ended December 31, 2020

To date we have not derived any revenue from operations as we have not yet developed the Product. Our revenues are expected to be primarily derived from the sales of the Product, our subscription service and sale of accessories to the Product.

Operating Expenses

Our Total Operating Expenses increased 1210% from $111,934 for the year ended December 31, 2020 to $1,466,185 for the year ended December 31, 2021. The total expenses for the year ended December 31, 2021 were primarily attributable to expenses for product design ($1,111,167) and to lesser extent advertising and marketing expenses ($218,212), expenses for professional services ($104,478) and general and administrative expenses ($32,327). The total expenses for the year ended December 31, 2020, were primarily attributable to expenses for product design ($94,204) and to lesser extent expenses for professional services ($7,590) and general and administrative expenses ($10,140).

Net Income (Loss)

For the year ended December 31, 2021 we had a net loss of ($1,466,185) as compared to a net loss of ($11,934) for the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, we had $168,630 cash and a working capital deficit of ($606,851). Since our inception, we have had cash flows from operations of $0. We have funded our operations from loans from our parent company and its subsidiary, Change Your Life LLC and common stock issuances. We used $804,920 of cash in our operating activities for the year ended December 31, 2021. Since inception we have used $0 in investing activities. Until we build and sell the Product we do not expect to generate cash from operations. Even if we generate revenue, we will likely experience losses and will likely need to raise additional funds in the future to meet our working capital requirements and pursue our business strategy. Our auditors have indicated that our ability to continue as a going concern is in doubt due to the likelihood that we will incur substantial losses prior to generating any revenue and that we will need to raise additional funds in order to continue operations. We currently expect to finance our operation from equity offerings, including our Regulation A offering.

As of December 31, 2021, we had $373,700 and $16,034 in outstanding loans from Work Hard , our parent company, and Change Your Life, LLC, a wholly owned subsidiary of Work Hard, respectively.. The loans do not have a designated maturity date or interest rate. We expect to continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds to cover such expenses.

Shares

In 2020, we issued 6 million shares of our common stock to Work Hard, our parent company and 666,667 shares of common stock to William Zanker, our founder who is also the founder of Work Hard, upon our conversion, for nominal proceeds. In 2021, we issued 387,589 shares to investors in our Regulation A offering.

Contractual obligations and commitments

Work Hard, our parent company, and Change Your Life LLC, a wholly owned subsidiary of Work Hard, have provided intercompany loans to us of $373,700 and $16,034, respectively, for expenses. The loans do not have a designated maturity date or interest rate. We expect to continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds to cover such expenses.

We have entered into a product design agreement with Industrial Design LLC where consideration includes, but is not limited to, a royalty on future net sales and considerable direct stock and stock options.

Off-balance sheet arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets certain information concerning our Directors and other senior executive officers of the Company, including their names, ages and positions with us.

Executive Officers and Directors	Position(s) Held	Age	Term of Office
William (Bill) Zanker	Chairman of the Board of Directors, Chief Executive Officer and President	65	(1)
Stephen Seligman	Director	68	(1)
Ediva Zanker	Director	27	(1)

(1)	Each director shall hold his or her office until the next annual meeting of stockholders and until their successor is duly elected or appointed by the Board. Each executive officer shall hold their position at the discretion of the Board, or the earlier of the death or resignation of such executive officer.

William (Bill) Zanker, Chairman, Chief Executive Officer and President

Mr. Zanker has been our Chairman, Chief Executive Officer and President since our conversion and has been the Chairman, Chief Executive Officer and President of Work Hard since its formation in July 2018. He was previously President of the Real Estate Wealth Expo from July 2015 until July 2019. Mr. Zanker is a serial entrepreneur. He grew one of his companies, The Learning Annex, from $5 million to over $100 million in 3 years. He has been a workout enthusiast all his life, but he never found a workout that seemed to inspire him or those around him, so he decided to build his own. Mr. Zanker has founded several consumer brands such as The Learning Annex,. Brainfuel and Great American Backrub. He promoted Magic Johnson, Suze Orman, Tony Robbins, Pitbull & many other celebrities in the motivation space at arena shows. A recipient of the PBS award for Excellence in Education, Learning Annex has been in the Inc. 500 list of fastest growing companies in 2006 and 2007. In 2006, Learning Annex No. 379. In 2007, the Company was No. 346 with a reported three year growth of 794.1%, revenue of $102 million and 114 employees. We believe Mr. Zanker’s expertise in entrepreneurship, growing a business and ability to motivate makes him a valuable asset to the Company.

Ediva Zanker, Director

Ms. Zanker has been a director of the Company since our conversion. As a trailblazing female competitor on the Syracuse University boxing team from January 2012 to May 2015, Ediva Zanker is a proclaimed “queen of gyms” throughout the United States. Upon graduating from the Syracuse University Newhouse School of Communications in May 2015, Ms. Zanker began scouting locations for Change Your Life LLC (d/b/a GRIT BXNG) in 2017. Following the initial location scouting, Ms. Zanker then spent the next year helping to oversee the buildout of the GRIT BXNG studio, culminating in the opening of our first studio in August 2019. From February 2018 to present, Ms. Zanker worked for Work Hard where she developed the fitness curriculum for the GRIT studio, managed fitness trainer acquisition, and lead the fitness experience. Ms. Zanker also helps manage new business partnerships through event nights and paid sponsorships at the GRIT BXNG NYC studio. We believe Ms. Zanker’s experience at Work Hard and development and knowledge of the GRIT workout program and development will be a valuable asset to the Company.

Stephen Seligman, Director

Mr. Seligman has been a director of the Company since September 15, 2021. As From 2010 to 2020, Stephen Seligman served as the Chief Executive Officer of Generocity Partners, Inc., a for-profit social venture company. The companies in the Generocity platform included: Mayacamas Ranch -- a 350 acre, 65 bed, retreat center located in Calistoga, CA; MediaOne Video Production Studios---a Bay Area premier media production and broadcast company; and Cascade Settlement Services---a class-action finance business with an investment fund of over $150,000,000 in assets. Generocity provides a host of services and campaigns to educate, aggregate, and inspire philanthropy.

Prior to that, for 15 years, Mr. Seligman was the CEO and co-owner of The Learning Annex---America’s largest private alternative adult education company. Mr. Seligman was also the co-founder and co-owner of Hema Systems Limited, the nation’s first FDA approved private biotech company that stores a patient’s own blood prior to surgery in case a transfusion is necessary, which company was sold to The New York Blood Center in 1990. He served as the Administrative Director of the Ambulatory Care Department (160 outpatient clinics) and Emergency Room for The Mount Sinai Medical Center in NYC from 1981 to 1986.

Mr. Seligman has served on a number of non-profit Boards of Directors including The Hoffman Institute and The Greenwood School, a Waldorf-inspired education platform, both based in northern California.

Family Relationships

Mr. William Zanker, our Chairman, President and Chief Executive Officer is the father of Ediva Zanker, one of our directors.

Compensation of Directors and Executive Officers

Since our inception to date, we have not paid or issued securities to any of our officers or directors as compensation for their services but we have issued 666,667 shares of our common stock to William Zanker, our Chairman, Chief Executive Officer and President as founder’s shares.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information, as of April 1, 2022, with respect to the beneficial ownership of our common stock, including:

●	each person who is known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

The Company intends to adopt and have its stockholder approve an incentive stock option plan following the completion of its Regulation A Offering for up to 20% of the shares outstanding, in the aggregate, and expects to issue 240,000 options to William Zanker, our Chief Executive Officer, President and Chairman and 120,000 options to each of Steve Seligman, our Director, and Christopher Murray, our former Chief Operating Officer and Director.

Name and address of beneficial owner (1)	Title of Class	Amount and nature of beneficial ownership		Percent of class (2)
Named Executive Officers and Directors
William Zanker, Chairman of the Board of Directors, Chief Executive Officer and President	Common Stock	6,333,334	(3)	89.8%
Ediva Zanker, Director	Common Stock	333,333	(3)	4.7%

Stephen Seligman	Common Stock	---		0.0%
All current executive officers and directors as a group (3 persons)	Common Stock	6,666,667	(3)	94.5%
5% or greater shareholder
Work Hard Play Hard Train Hard, Inc 100%	Common Stock	6,000,000	(3)	85.0%

(1)	Unless otherwise indicated, the address for each of the beneficial owners listed herein is C/O GRIT BXNG AT HOME, INC., 9 East 16th Street, New York, NY 10003.

(2)	Applicable percentages are based on 7,054,256 shares outstanding on April 1, 2022.

(3)	Upon our conversion to a corporation in December 2020, we issued 6 million shares of our common stock to our parent company, Work Hard, and 666,667 shares of our common stock to our founder, Chairman, CEO and President, William Zanker. Mr. Zanker is the controlling shareholder, Chief Executive Officer, Chairman and President of Work Hard, and may therefore be considered to have dispositive control over the shares owned by Work Hard.

Item 5. Interest of Management and Others in Certain Transactions

Relationship with the Parent Company

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party. Except as set forth below, we have not engaged in any related party transactions.

Work Hard, our parent company and Change Your Life LLC, a wholly owned subsidiary of Work Hard, respectively loaned us $373,700 and $16,034 for expenses, of which $75,000 has been paid to Industrial Design pursuant to the Development Agreement. The loans do not have a designated maturity date or interest rate. We expect to continue borrowing from Work Hard or Change Your Life LLC to cover any further expenses until we have raised a sufficient amount of funds to cover such expenses. Such loans bear no interest and are not expected to be repaid.

Work Hard currently owns 90% of our outstanding common stock and our founder William Zanker and his daughter, Ediva Zanker, own the remaining 10%.

Item 6. Other Information

None.

Item 7. Financial Statements

FINANCIAL STATEMENTS

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

EXHIBITS

Exhibit No.	Description
3.1	Certificate of Formation filed with the Delaware Secretary of State on August 21, 2020*
3.2	Certificate of Conversion filed December 3, 2020 with the Delaware Secretary of State on December 3, 2020*
3.3	Certificate of Incorporation filed with the Delaware of Secretary of State on December 3, 2020*
3.4	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on December 17, 2020*
3.5	Bylaws, dated December 3, 2020, of GRIT BXNG AT Home, Inc.*
3.6	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 9, 2021***
3.7	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 19, 2021****
4.2	Intercompany Notes**
10.1	Product Development Agreement between GRIT BXNG At Home, Inc. and Industrial Design, LLC dated November 3, 2020 **#
15.1	Code of Business Conduct and Ethics*

*	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on December 23, 2020, as amended, and incorporated herein by reference.

**	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on January 26, 2021 and incorporated herein by reference.

***	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 9, 2021 and incorporated herein by reference.

****	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 19, 2021 and incorporated herein by reference.

#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to confidential treatment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the New York, New York on April 28, 2022.

(Exact name of issuer as specified in its charter)	GRIT BXNG AT HOME, INC.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman

Date	APRIL 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman (principal executive officer/principal accounting and financial officer)

Date	APRIL 26, 2022

By (Signature and Title)	/s/ STEPHEN SELIGMAN, Director

Date	APRIL 26, 2022

By (Signature and Title)	/s/ EDIVA ZANKER, Director

Date	APRIL 26, 2022